Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD REPORTS FOURTH QUARTER 2003 RESULTS
AND 2003 YEAR-END RESERVES AND RESOURCES
(All dollar amounts in U.S. currency)

February 25th, 2004

Meridian Gold is pleased to announce results for the quarter and twelve months ended December 31, 2003. The Company completed the year with another solid quarter, with the following highlights:

Highlights

•	Gold production of 78,000 ounces at a cash cost of $63 per ounce

•	Net income of $10.4 million, or $0.11 per share

•	Unhedged realized gold prices increased 21% year-over-year to $399 per ounce

•	Record high operating cash flows of $24 million for the quarter fueled growth in cash balances to $182 million, including restricted cash

•	Operating margins increase to 41%

•	Meridian substantially replaced El Peñón reserves during 2003, making this the fourth consecutive year

Meridian Gold reported $10.4 million net income, or $0.11 per share, for the fourth quarter, compared to net income of $10.7, or $0.11 per share for the same period of 2002. Operating margins increased to 41% versus 37% for the same quarter last year. The Company produced 77,500 ounces of gold at a cash cost of $63 per ounce, exclusively from El Peñón. Meridian Gold’s operating performance continues to place it as one of the lowest cost gold producers in the world.

Improving gold market fundamentals continue to deliver higher metal prices. As an unhedged gold producer, Meridian has reflected this increase in gold price directly to the bottom line, which translates to higher earnings and higher cash flows. During the fourth quarter, unhedged realized gold prices increased 21% year-over-year to $399 per ounce.

Meridian Gold generated record high operating cash flows during the quarter with the help of higher gold prices, as well as consistent operating performance at El Peñón. Cash balances climbed to $182 million, including restricted cash. Working capital increased year over year, from $127 million to $171 million at December 31, 2003, primarily due to equivalent growth in cash balances.

During the quarter, Meridian delivered record throughput at the El Peñón mine, averaging 2,050 dry tonnes per operating day, which is an increase of 17% year-over-year as a result of the newly commissioned pebble crusher and other process improvements. Gold recoveries have increased to 97%, a 2% increase year-over-year, and more importantly, a 4% increase since operations commenced in 2000 as a result of several process improvements, including the addition of a new clarifier and leach tank during 2002.

Subsequent to the quarter, Meridian entered into a joint venture agreement on January 23, 2004 with Freegold Ventures Ltd. (“Freegold”), owner of the Golden Summit Project, an advanced stage exploration property located near Fairbanks, Alaska. Meridian may earn up to 70% interest in the project under the terms of the agreement. Further details follow in our exploration report below.

Summary

Brian Kennedy, Chief Executive Officer of Meridian Gold, commented: “The fourth quarter proved to be a strong finish for Meridian in 2003, and I am very proud of our team and the efforts they have contributed to another outstanding quarter. We achieved our goals for the year at El Peñón, and we continue to leverage the strength of this foundational base to build a better future for the Company and its stakeholders. Meridian is ideally-positioned to kick off a promising new year with a solid financial position, a growing collection of exploration projects, and a talented group of individuals that are dedicated to the success of this Company.”

Management’s Discussion and Analysis

The following discussion is limited to matters that, in the opinion of Meridian Gold Inc. (“Meridian Gold” or the “Company”), are material.

4th Quarter 2003 versus 4th Quarter 2002

Meridian Gold reported net income of $10.4 million for the fourth quarter of 2003, or $0.11 per share, versus $10.7 million, or $0.11 per share, for the fourth quarter of 2002. This slight decrease is due to a combination of increased tax expense and Esquel project-related costs, offset by a one-time gain of $2.9 million on the sale of the Queenstake shares that were obtained as part of the sales agreement of the Jerritt Canyon property on June 30, 2003. Sales revenue decreased $4.2 million, or 12%, over the fourth quarter of 2002 resulting from the sale of the Jerritt Canyon property (which contributed $8.6 million in revenues in the fourth quarter of 2002). This was partially offset by a 21% increase in realized gold price quarter over quarter. The average realized gold price was $399 per ounce this quarter versus the spot market of $393 and the prior year’s average realized gold price of $329 per ounce.

Quarterly production for the Company totaled 78,000 ounces of gold, including the 543 ounces produced at Beartrack, all of which were sold and realized in the fourth quarter. The 28% decrease in gold ounces sold compared to the fourth quarter in the previous year is due to the sale of Jerritt Canyon.

Operating margins increased to 41% versus 37% in the fourth quarter of the prior year, due to higher realized gold prices (21% increase from the prior year), and the sale of the high cost Jerritt Canyon mine on June 30, 2003 (which had a 9% operating margin in the fourth quarter of 2002).

Meridian Gold reported a $5.2 million tax expense for the fourth quarter of 2003, compared to $2.6 million in the fourth quarter of the previous year when the Company was utilizing its remaining available operating losses. In accordance with CICA HB.3465 regarding intraperiod tax allocation, the Company has reflected a 33% overall effective tax rate during the quarter on book earnings as a result of non-utilized losses principally from Argentina, Canada and the U.S.

Year to Date 2003 versus Year to Date 2002

The Company recorded revenues of $132.6 million for 2003, versus $133.6 million for 2002. This slight decrease is a result of a 17% increase in the realized price of gold year over year ($367 in 2003 versus $315 in 2002), offset by the sale of Jerritt Canyon on June 30, 2003. For the twelve months ended December 31, 2003, cash costs per ounce decreased 6% to $82 from $87 during the same period of the prior year. Total production costs per ounce remained relatively stable at $140 this year compared to $141 last year. Net income for the period of $36.8 million is 11% lower than $41.5 million for the same period last year due to lower revenues resulting from the sale of the Jerritt Canyon property in the second quarter, and higher tax expense, offset by higher gold prices and a one time gain on the sale of the Queenstake shares. Cash provided by operating activities for the twelve months ended December 31, 2003, was $63.3 million, versus $71.1 million for the same period in the prior year. This is 11% lower due to increased spending at the Esquel project and increased reclamation spending.

Meridian Gold reported a $24.9 million tax expense for the year ended December 31, 2003, compared to $13.3 million for the corresponding period of 2002. This increase represents a 40% overall effective tax rate for the year compared to 24% in the comparable period of the prior year, which reflected the utilization of available tax losses.

It is Meridian Gold’s policy not to hedge, or sell forward, its gold production, but may sell forward some of its silver production depending on market conditions. For more details, refer to Note 2 in the Notes to the Consolidated Condensed Interim Financial Statements.

Liquidity and Capital Resources

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was a record high of $24.0 million in the fourth quarter of 2003, versus $19.5 million in the fourth quarter of 2002. This increase is due to strong gold prices, and the one time gain of $2.9 million recognized on the sale of the Queenstake shares associated with the Jerritt Canyon property. At December 31, 2003, cash and cash equivalents, including restricted cash, totaled $182.2 million, versus $135.7 million as of December 31, 2002.

Expected cash requirements for operations for 2004 include approximately $12.4 million for planned capital expenditures primarily directed toward additional underground development at El Peñón.

Exploration spending in 2004 will be approximately $14 million. Approximately half of this budget will be dedicated to reserve and resource expansion at the Company’s current projects. The remainder will be allocated to our growing pipeline of projects, aimed towards acquisitions and greenfields exploration, initiated in Peru, Mexico, Chile, and the recently acquired joint venture projects with Freegold in Alaska and Linear Resources in Newfoundland. The Company intends to fund all of these requirements from operating cash flows and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital may be required. The Company believes that these capital requirements may be funded by existing cash reserves and by borrowing from third parties, however no assurance can be given that such borrowings will be available at terms and conditions acceptable to the Company.

Discussion of Properties

El Peñón

During the fourth quarter, the mine produced 77,500 ounces of gold and 1.1 million ounces of silver at a cash cost of $63 per gold ounce versus 78,300 ounces of gold and 1.0 million ounces of silver at a cash cost of $48 per gold ounce during the equivalent period in 2002. For the full year 2003, the El Peñón mine produced 321,000 ounces of gold at a cash cost of $54 per ounce of gold, within the projected range of $50 to $60 per ounce of gold. Total production costs including depreciation, depletion, amortization, and reclamation were $120 per gold ounce for the quarter. The underground mine produced 151,000 tonnes of ore at average grades of 16.6 gpt of gold and 232 gpt of silver. Open pit operations produced 56,000 tonnes of ore at average gold and silver grades of 7.7 g/tonne and 60.9 g/tonne.

During 2002 and 2003, the Company implemented several process improvements, including the addition of the new pebble crusher, clarifier and leach tank. The mill processed ore above designed capacity of 2,000 tonnes per operating day, and with improved recovery rates. The improvement in throughput is due in part to the new pebble crusher that was installed during the third quarter of 2003, which is now providing process flexibility and incremental capacity. Gold recovery increased to 97% this quarter, compared to 96% in the same period last year, and silver recoveries improved to 93% from 92% for the corresponding timeframe. These improvements in recovery are attributable to efficient stockpile blending, increased retention time, and continued optimization of clarification, washing and other unit processes.

Average mill head grade decreased during the quarter, to 13.2 g/tonne of gold and 191 g/tonne of silver versus 15.8 g/tonne of gold and 220 g/tonne of silver in the fourth quarter of 2002.

During the quarter, El Peñón received the José Tomás Urmeneta Award from the Chilean Mining Engineers’ Institute. This honor was given to El Peñón for being recognized as a project of special importance to the mining industry, as well as its contribution in the fields of research, teaching, technological development, operational development, preservation of the environment and business stewardship. This award supports Meridian’s efforts in the fields of sustainable development and continuous improvement.

As discussed in the previous quarter, Meridian is very pleased with the safety performance of its personnel at the El Peñón site, as well as the safety performance of its contractors. The mine completed yet another year with no lost time accidents, further building on its track record for excellence in safety. Meridian is proud to provide a working environment that promotes and rewards safety and creativity.

Beartrack

Beartrack produced 543 ounces of gold in the fourth quarter. These ounces of gold were credited against the reclamation and closure accruals.

Esquel

Early in the year, Meridian paused its development efforts following a non-binding referendum wherein the majority of Esquel’s citizens voted against the development of the mine. The Company has focused its efforts at the property to listen and understand the local community’s concerns about the project. During the year, Meridian retained the services of Business for Social Responsibility (“BSR”) to independently determine the concerns of the community. In August, BSR published their findings in a report, which Meridian subsequently accepted by making significant changes to its organization. The Company is currently focused on addressing the concerns of the community.

Outlook

For 2004, Meridian Gold expects to produce 310,000 ounces of gold from El Peñón at a cash cost of approximately $50-$60 per ounce.

Exploration Report

Golden Summit – Alaska – Recent Agreement

On January 23, 2004, Meridian entered into an option/joint venture agreement with Freegold Ventures Ltd., owner of the 18,000 acre Golden Summit Project, an advanced stage exploration project located near Fairbanks, Alaska. The project lies approximately 5 miles north of Alaska’s largest gold producing Fort Knox Mine, and encompasses a number of historic producing high grade gold mines, most of which have not been extensively explored or worked for over 50 years. Conservative estimates indicate the presence of some 63,000 linear feet of mineralized shear zones in and around the Golden Summit property area. Under the terms of the agreement, Meridian may earn up to 70% interest in this project by spending $5 million in exploration over four years, completing a bankable feasibility study, arranging project financing and placing the project into commercial production. Drilling is scheduled to begin during the first quarter of 2004.

2003 Year-End Reserves

During 2003, Meridian’s exploration efforts at El Peñón again largely replaced production ounces. Reserves at El Peñón remained level at 1.8 million gold ounces. This marks the fourth year in a row that the Company has been able to replace production through our exploration efforts. We are pleased with our past performance and look forward to the future when we expand our efforts in looking beyond the core of our 400 square kilometre property package at El Peñón. Total reserves decreased from 4.3 million ounces to 4.1 ounces, which reflects the sale of Jerritt Canyon on June 30, 2003. Following is the complete update of 2003 year-end reserves and resources:

	Tonnes	Grade		Contained Ounces
		Gold	Silver	Gold	Silver
	(MM)	(g/t)	(g/t)	(K Ozs)	(K Ozs)
Proven and Probable
El Peñón	6.0	9.1	176	1,759	34,033
Esquel	7.5	9.7	16	2,315	3,716

Total Proven and Probable Reserves	13.5			4,074	37,749
Measured and Indicated Resources
El Peñón	2.7	10.0	192	868	16,703
Esquel	3.0	3.5	7	346	687
Rossi (40% share)	0.2	15.4	—	109	—

Total Measured and Ind. Resources	5.9			1,323	17,390
Inferred Resources
El Peñón	0.6	8.0	213	145	3,845
Esquel	2.9	4.7	11	434	1,045
Rossi (40% share)	0.4	12.9	—	133	—

Total Inferred Resources	3.9			712	4,890

Metal prices assumed for calculating reserves and resources were $350/oz and $5.15/oz for gold and silver, respectively. The reserves are less than 2% sensitive to a $25 per ounce change in the gold price. Reserves represent 67% of Meridian’s combined gold reserves and resources.

Financial Reporting Measures

The Company has historically provided financial measures, some of which are based on Canadian generally accepted accounting principles (“GAAP”), and others that are not prepared in accordance with GAAP (“non-GAAP”). Recent legislative and regulatory changes encourage the use of GAAP financial measures and require companies to explain why non-GAAP financial measures are relevant to management and investors. To the extent that non-GAAP financial measures are deemed to be relevant, companies are required to reconcile those measures to the most directly comparable GAAP financial measures.

As a result of these changes, the Company has conducted a review of its GAAP and non-GAAP financial measures that are presented throughout this press release. In order to meet the requirements under these new regulations, the Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading “non-GAAP measures” (see Appendix “A”).

4thQuarter Conference Call

Meridian Gold is hosting a simultaneous live webcast of its conference call on Thursday, February 26, 2004, at 9:00 a.m. ET through www.viavid.net. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to logon to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call (toll-free (877) 519-4471 or international (973) 341-3080 replay # 4482110) and the webcast will be available for 3 months on the www.viavid.net website.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality and value of the ounces we produce, not the quantity of ounces produced. Meridian Gold Inc.’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities & Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Alex J. Davidson is a Licensed Professional Geologist serving as the “Qualified Person” for the Rossi portion of the Exploration Report of this release as defined by the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”). Robert J. Young and Greg Walker are Licensed Professional Geologists serving as the “Qualified Persons” for the El Peñón and Esquel portions of this release as defined by NI 43-101.

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Consolidated Condensed Statements of Operations
(Unaudited and in US$ millions, except per share data)

	Three Months		Twelve Months
	Ended December 31		Ended December 31
	2003	2002	2003	2002
Sales	$30.4	$34.6	$132.6	$133.6
Costs and Expenses
Cost of Sales	5.0	9.9	29.7	37.9
Depreciation, depletion & amortization	4.6	5.5	21.9	22.8
Reclamation	0.1	0.2	(1.1)	0.8
Exploration costs	4.7	3.5	16.0	10.7
Selling, general and administrative	2.6	2.3	9.8	7.5
Other expense	0.9	0.4	0.6	1.1

Total costs and expenses	17.9	21.8	76.9	80.8

Income from operations before interest, taxes and before undernoted	12.5	12.8	55.7	52.8
Gain on sale of assets	2.7	0.1	4.6	0.2
Interest income, net	0.4	0.4	1.4	1.8

Income from operations before taxes	15.6	13.3	61.7	54.8
Income tax expense	(5.2)	(2.6)	(24.9)	(13.3)

Net income	$10.4	$10.7	$36.8	$41.5

Basic income per common share	$0.11	$0.11	$0.37	$0.48

Diluted income per common share	$0.10	$0.11	$0.37	$0.47

Number of common shares used in earnings per share computations (millions) — basic	99.1	99.0	99.1	86.7

Number of common shares used in earnings per share computations (millions) — diluted	100.4	99.0	100.3	87.8

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Operating Data (Unaudited and dollar amounts in U.S. currency)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2003	2002	2003	2002
El Peñón Mine
Gold Production (ounces)	77,519	78,333	320,998	328,061
Silver Production (ounces)	1,075,655	1,040,521	4,283,444	5,077,198
Tonnes ore mined (thousands)	207	181	748	640
Mill tonnes processed (thousands)	189	161	704	688
Avg. mill gold ore grade (grams/tonne)	13.2	15.8	14.7	15.5
Avg. mill silver ore grade (grams/tonne)	191	220	205	253
Mill gold recovery	97%	96%	97%	95%
Mill silver recovery	93%	92%	93%	91%
Cash cost of production/ ounce	$63	$48	$54	$35
Total production cost/ ounce	$120	$103	$110	$84
Jerritt Canyon Joint Venture (1)
Gold production (Meridian Gold’s 30% share)	—	26,843	45,604	99,632
Tonnes ore mined (100%, thousands)	—	279	512	1,029
Mill tonnes processed (100%, thousands)	—	364	662	1,331
Avg. mill ore grade (grams/tonne)	—	8.6	8.1	8.8
Mill recovery	—	89%	88%	88%
Cash cost of production/ ounce	—	$223	$278	$257
Total production cost/ ounce	—	$299	$351	$331
Beartrack Mine
Gold production — heap leach (ounces)	543	2,237	4,049	8,653
Company Totals
Ounces of gold produced	78,062	107,413	370,651	436,346
Ounces of gold sold	78,086	107,824	370,999	436,363
Avg. realized price/ ounce	399	$329	$367	$315
Cash cost of production/ ounce	63	$93	$82	$87
Total cost of production/ ounce	120	$153	$140	$141

Key Business Indicators - Q4 2003	Capital	Depreciation	Reclamation

El Peñón	2.5	4.3	—
Jerritt Canyon	—	—	—
Esquel	—	—	—
Corporate	0.2	0.2	0.1
Other	0.5	0.1	—

Total	3.2	4.6	0.1

	$ / tonne ore
Operating Cost Detail - Q4 2003	UG	OP	Process	G&A

El Peñón	33.42	24.45	12.89	6.89
Jerritt Canyon	—	—	—	—

(1)	Jerritt Canyon was sold in June 2003.

Average Realized Gold Prices - The average realized gold price of $399 per ounce for the quarter was calculated by taking revenues adjusted for refining costs divided by gold ounces sold, excluding Beartrack ounces.

Average Realized Silver Price was $5.27 per ounce for the quarter.

Meridian Gold Inc.
Consolidated Condensed Balance Sheets
(Unaudited and in US$ millions)

	December 31	December 31
	2003	2002
Assets
Current Assets
Cash and cash equivalents	$168.3	$121.9
Restricted cash	13.9	13.8
Trade & other receivables	4.8	2.1
Inventories	6.8	5.9
Deferred tax asset	0.4	3.4
Other current assets	4.7	1.6

Total current assets	198.9	148.7

Property, plant and equipment, net	635.3	574.5
Other assets	17.7	5.4

Total Assets	$851.9	$728.6

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable, trade & other	$6.1	$7.3
Accrued and other liabilities	21.9	14.8

Total current liabilities	28.0	22.1

Deferred tax liability	194.5	166.3
Other long-term liabilities	30.0	28.9
Minority Interest	1.0	1.0
Shareholders’ equity	598.4	510.3

Total liabilities and shareholders’ equity	$851.9	$728.6

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Consolidated Condensed Statements of Cash Flows
(Unaudited and in US$ millions)

	Three Months		Twelve Months
	Ended December 31		Ended December 31
	2003	2002	2003	2002
Cash flow from operating activities
Net Income	$10.4	$10.7	$36.8	$41.5
Provision for depreciation, depletion and amortization	4.6	6.2	21.9	22.8
Provision for reclamation	(0.7)	(0.8)	(5.5)	(2.5)
Gain on sale of assets	(2.7)	(0.1)	(4.6)	(0.2)
Stock compensation expense	0.3	0.2	1.4	1.7
Provision for pension costs	0.6	—	0.6	0.5
Income taxes, net	5.0	3.6	24.4	9.8
Changes in current assets and liabilities, net	8.2	(9.8)	(7.5)	4.2
Changes in long-term assets and liabilities, net	(1.7)	9.5	(4.2)	(6.7)

Net cash provided by operating activities	24.0	19.5	63.3	71.1

Cash flow from investing activities
Capital spending	(3.2)	(7.4)	(21.7)	(37.5)
Cash acquired in purchase of Brancote Holdings, PLC	—	(0.4)	—	—
Proceeds from sale of assets	3.9	—	3.9	—
Cumulative translation	0.6	—	—	—

Net cash used in investing activities	1.3	(7.8)	(17.8)	(37.5)

Cash flow from financing activities
Deposit of restricted funds for collateral	—	(3.3)	—	(13.9)
Minority interest				0.1
Proceeds from sale of common stock	0.1	0.6	0.9	4.8

Net cash used in financing activities	0.1	(2.7)	0.9	(9.0)

Increase in cash and cash equivalents	25.4	9.0	46.4	24.6
Cash and cash equivalents, beginning of period	142.9	112.9	121.9	97.3

Cash and cash equivalents, end of period	$168.3	$121.9	$168.3	$121.9

See accompanying notes to consolidated interim financial statements

Meridian Gold Inc.

Notes to Consolidated Condensed Interim Financial Statements

1.	Basis of Presentation

The unaudited interim period consolidated condensed financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated condensed financial statements for the year ended December 31, 2002, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Canadian Institute of Chartered Accountants for interim reporting.

These unaudited interim consolidated condensed financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.	Hedging

The Company closed out all of its forward contracts during 1999. However, under applicable accounting standards, Meridian Gold was required to defer recognition of these revenues in its financial statements until the expiry of the contracts. Therefore, during the fourth quarter, the Company recognized $481,000 of the deferred revenue on expiring gold forward contracts in the accompanying Consolidated Condensed Statements of Operations.

To mitigate the risk associated with the silver market and to secure the loan with Standard Bank of London in 1999, the Company entered into silver forward contracts. Recently, with the sharp rise in silver price, the Company entered into additional silver contracts for 2004 silver production. At this time, the Company has committed 4,200,000 ounces of silver at an average price of $5.19 for 2004. All remaining future production for the Company remains unhedged.

3.	Jerritt Canyon

Meridian Jerritt Canyon Corp. completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003.

The terms and conditions of the Agreement include a payment, by Queenstake to the JCJV, of $1.5 million and 32 million Queenstake common shares upon closing of the transaction. The Agreement also stipulates $6.0 million in installment payments over 12 months and approximately $4.0 million in future royalty payments. Meridian Jerritt Canyon Corp. is entitled to its 30% share of the consideration for the sale of the JCJV. Queenstake has accepted full closure and reclamation as well as other assumed liabilities as described in the Agreement. The operating permits of the mine were transferred to Queenstake effective June 30, 2003. Meridian Jerritt Canyon Corp. received its share of cash from the transaction on July 1, 2003 along with a share certificate for 9.6 million shares at a market price of $0.28 Canadian dollars. During the quarter, this investment was sold by the Company generating a $2.9 million gain. The Company has also reported a long–term receivable for its share of the installment payments of $1.8 million and has not valued the royalty payments at this time.

Income (loss) from Meridian Gold’s 30% interest in the JCJV for the three and twelve months ended December 31, 2003 and 2002 were as follows:

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(Unaudited and in US$ millions)
Revenues	$—	$8.6	$15.8	$31.6
Income (loss) before taxes	$(0.2)	$0.7	$7.0	$(2.4)
Tax expense	$—	$—	$(3.0)	$—

Income (loss) from JCJV	$(0.2)	$0.7	$4.0	$(2.4)

During the quarter, the Company recognized a reduction in the gain associated with the sale of the asset of $0.2 million associated with final closing costs. The sale of JCJV resulted in a gain of $1.7 million as follows:

(Unaudited and in US$ millions)
Assets	$11.3
Liabilities	(10.7)

Net assets	$0.6
Proceeds from the sale of JCJV, net of closure costs	2.3

Net gain on sale of JCJV	$1.7

4.	Stock-based Compensation

The Company accounts for stock options granted to employees and directors of the Company under the intrinsic value method. Stock options granted to non-employees under the Company’s Stock Option Plans are accounted for under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, the pro-forma net income and the pro-forma net income per common share would have been the amounts indicated in the following table:

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	(Unaudited and in US$ millions, except per share data)
Net income — as reported	$10.4	$10.7	$36.8	$41.5
Compensation expense – additional stock compensation expense	$—	$(0.1)	$(.5)	$(.2)
Net income — pro forma	$10.4	$10.6	$36.3	$41.3
Net income per common share — as reported
Basic	$0.11	$0.11	$0.37	$0.48
Diluted	$0.10	$0.11	$0.37	$0.47
Net income per common share – pro forma
Basic	$0.11	$0.11	$0.37	$0.48
Diluted	$0.10	$0.11	$0.36	$0.47

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	Three Months Ended	Twelve Months Ended
	December 31, 2003	December 31, 2003
Expected volatility	63.0%	63.0%
Expected dividend yield	0%	0%
Risk free interest rate, average	1.46%	1.46%
Expected life of options granted	4.3years	4.3years

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended	Pro Forma Compensation Expense
December 31	2003
(In U.S. millions)
2004	$0.8
2005	$0.4
2006	$0.1

5.	Property Valuation

In accordance with Canadian generally accepted accounting principles, the Company reviewed the carrying value of its properties. This included a complete review of all projects including the Mineral El Desquite investment. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews took into account areas such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on the Company’s estimates the carrying values of its properties are fairly stated.

6.	Income Taxes

The Company computes income taxes in accordance with CICA HB. 3465, “Income Taxes.” CICA HB. 3465 requires an asset and liability approach which results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of those assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company’s tax expense arises principally from its Chilean operations. The Company has recognized the balance of its acquired deferred tax assets related to the acquisition of Pacific Rim Resource Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A.

The Company has Canadian loss carryforwards of approximately $7.2 million which expire between the years 2004 through 2010 and U.S. loss carryforwards of approximately $93.8 million which expire between the years 2018 and 2022.

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of Canadian, U.S. and foreign deferred tax assets and estimates of future earnings in these jurisdictions as of December 31, 2003.

7.	Sale of Queenstake shares

During the fourth quarter of 2003, the Company sold its shares of Queenstake common stock that were received in the sale of its 30% interest in the Jerritt Canyon Joint Venture. The gain on the sale is reflected in the accompanying Consolidated Condensed Statements of Operations.

In U.S.
millions
Proceeds from Queenstake shares	$4.9
Carrying value	2.0

Net gain on sale of Queenstake shares	$2.9

8. Translation of foreign currencies

Assets and liabilities of non-U.S. entities where the functional currency is not the U.S. dollar are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded as a separate component of shareholders’ equity. The U.S. dollar is the functional currency for all operations except in Argentina. The Company’s functional currency for Argentine operations is the Argentine Peso.

When the Company obtained the Esquel property through the Brancote Holding Plc acquisition in July 2003, the U.S. dollar was originally established as the functional currency for the project. A subsequent review based on long-term considerations for the investment and operations, supports the use of the Argentine peso as the functional currency.

Based on the adoption of the Argentine peso as the functional currency for the Esquel project, the Company has restated its financial statements of operations for the year ended December 31, 2002. A comparison of the financial results of operations as previously reported by the Company is made in the following table.

Meridian Gold Inc. Consolidated Balance Sheets

	2002 as Previously	2002 Restated for Foreign
(in millions of U.S. dollars)	Reported	Currency Translation
Current Assets	150.2	148.6

Property, Plant & Equipment	549.3	574.5

Total Assets	703.4	728.6

Current Liabilities	22.1	22.1

Deferred Tax Liability	159.1	166.3

Total Liabilities	210.1	217.3

Minority Interest	1.0	1.0

Retained Earnings	108.2	108.2

Currency Translation Adjustment	—	18.1

Total Shareholder’s Equity	492.2	510.3

Appendix “A”

Non-GAAP Measures

Meridian Gold has included measures in this document called “return on sales”,“operating margins”, “cash costs” and “free cash flow”. Return on sales is defined as net income divided by sales for the reporting period. Operating margin is defined as operating income divided by sales. Total cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes royalties, and silver by-product credits but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by payable gold ounces. Free cash flow is defined as the net cash provided by operating and investing activities. Average realized gold price is defined as the average gold price the Company received for the sale of its gold ounces during the reporting period, and is included in Sales on the accompanying Consolidated Condensed Statements of Operations. Finally, real interest rates are defined as the 30-day treasury bill rate, less the consumer price index (CPI).

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (GAAP), certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and ,therefore, are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

(Unaudited and in US$ Millions Except for Ratios and Cash Cost per Ounce)

		Three Months		Twelve Months
		Ended December 31		Ended December 31
		2003	2002	2003	2002
	Return On Sales
Sales		$30.4	$34.6	$132.6	$133.6
Net Income		$10.4	$10.7	$36.8	$41.5
ROS		34%	31%	28%	31%
Net Income/Sales=Return On Sales (ROS)
	Operating Margins
Sales		$30.4	$34.6	$132.6	$133.6
Operating Income		$12.5	$12.8	$55.7	$52.8
OM		41%	37%	42%	40%
Operating Income/Sales=Operating Margins (OM)
	Total Cash Costs
Cost of sales		$5.0	$9.9	$29.7	$37.9
Other		$(0.1)	$(0.1)	$0.2	$(0.7)

Total cash costs		$4.9	$9.8	$29.9	$37.2
Gold production in ounces		0.078	0.105	0.367	0.428
Total cash costs per ounce		$63	$93	$82	$87
	Free Cash Flow
Net cash provided by operating activities		$24.0	$19.5	$63.3	$71.1
Net cash used by investing activities		$1.3	$(7.8)	$(17.8)	$(37.5)

Free Cash Flow		$25.3	$11.7	$45.5	$33.6